Grupo Aeroportuario del Sureste, S.A.B. de C.V. (and subsidiaries)
Unaudited Interim Condensed Consolidated Balance Sheets
At June 30, 2010 and 2009
(Thousands of U.S. dollars ($) and thousands of nominal Mexican pesos (Ps.) as of June 30, 2010)

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	June 30,		December 31,
	2010		2009
	(UNAUDITED)		(AUDITED)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	590,693	Ps.	961,404
Trade and other receivables, net		384,615		375,165
Recoverable taxes and other current assets		1,048,915		746,594

Total current assets		2,024,223		2,083,163

Land, machinery, furniture and equipment, net (Note 3)		304,022		980,851
Airport concessions, net (Note 3)		14,646,907		7,628,144
Rights to use airport facilities, net (Note 3)				2,057,476
Improvements to concessioned assets, net (Note 4)				3,658,731
Recoverable asset tax		96,006		96,006
Deferred employees’ statutory profit sharing		2,421		2,421
Deferred flat rate business tax		188,985		188,916

Total assets	Ps.	17,262,564	Ps.	16,695,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	Ps.	20,906	Ps.	8,145
Bank loans (Note 5)		96,962		222,517
Accrued expenses and other payables		450,314		168,820

Total current liabilities		568,182		399,482

Bank loans (Note 5)		90,642		329,836
Seniority premiums		10,483		9,659
Deferred income tax (Note 8)		1,518,725		1,372,504
Deferred flat rate business tax		766,401		726,532

Total liabilities		2,954,433		2,838,013

Stockholders’ equity (Note 7):
Capital stock		12,799,204		12,799,204
Legal reserve		287,117		246,517
Retained earnings		1,221,810		811,974

Total stockholders’ equity		14,308,131		13,857,695

Commitments and contingencies (Note 10)

Total liabilities and stockholders’ equity	Ps.	17,262,564	Ps.	16,695,708

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas Chief Financial and Strategic Planning Officer Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except earnings per share amounts)

	Six-Months Ended June 30,
	2010		2009
	(UNAUDITED)		(UNAUDITED)
REVENUES:
Aeronautical services	Ps.	1,227,427	Ps.	1,083,561
Non-aeronautical services		641,977		579,505
Construction services		217,667

Total revenues		2,087,071		1,663,066

OPERATING EXPENSES:
Cost of services, excluding depreciation and amortization		405,393		386,544
Cost of construction		217,667
Technical assistance fee		64,779		57,193
Government concession fee		89,843		78,632
General and administrative expenses		78,590		54,039
Depreciation and amortization		178,534		315,941

Total cost and operating expenses		1,034,806		892,349

COMPREHENSIVE FINANCING RESULT:
Interest income, net		7,993		38,247
Exchange gains (losses), net		7,779		(16,865)
Loss on valuation of derivative financial instruments (Note 6)		(2,340)		—

Net comprehensive financing income		13,432		21,382

Non ordinary items		676		12,444

Income before taxes		1,065,021		779,655

Provisions for (Note 8) :
Asset tax		—		18,416
Income tax		272,151		209,483
Flat rate business tax		17,739		84,590

Net income	Ps.	775,131	Ps.	467,166

Earnings per share expressed in Mexican pesos (Note 7)	Ps.	2.58	Ps.	1.56

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas Chief Financial and Strategic Planning Officer Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

							Total
	Capital		Legal		Retained		stockholders’
	stock		reserve		earnings		equity
Balance at December 31, 2008	Ps.	12,799,204	Ps.	194,044	Ps.	1,961,748	Ps.	14,954,996

Transfer to legal reserve				52,473		(52,473)
Dividends paid (Note 7)						(1,884,000)		(1,884,000)
Income tax paid on dividends (Note 7)						(10,711)		(10,711)
Comprehensive income of the year						797,410		797,410

Balance at December 31, 2009		12,799,204		246,517		811,974		13,857,695

Transfer to legal reserve				40,600		(40,600)
Dividends paid (Note 7)						(750,000)		(750,000)

Recognition of INIF 17 “service concession contracts” (see note 2)						425,305		425,305

Comprehensive income of the period						775,131		775,131

Balance at June 30, 2010	Ps.	12,799,204	Ps.	287,117	Ps.	1,221,810	Ps.	14,308,131

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas Chief Financial and Strategic Planning Officer Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in thousands of Mexican Pesos, as explained in Note 2)

	Six-Months Ended June 30,
	2010		2009
	(UNAUDITED)		(UNAUDITED)
Operating activities:

Income before taxes	Ps.	1,065,021	Ps.	779,655

Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization		178,534		315,941
Loss on disposal of fix assets		16,908		—
Interest income		(5,654)		(49,218)
Trade receivables		(9,450)		208,431
Recoverable taxes and other current assets		(6,601)		144,184
Income taxes paid		(5,146)		(155,862)
Trade accounts payable, accrued expenses and other payables		17,047		(431,144)

Net cash flow provided by operating activities		1,250,659		811,987

Investing activities:
Purchase of and improvements to concessioned assets, land, machinery, furniture and equipment		(217,667)		(146,267)
Interest income		5,654		49,218

Net cash flow used in investing activities		(212,013)		(97,049)

Financing activities:
Bank loans proceeds (payments)		(363,637)		600,000
Dividends paid		(750,000)		(1,884,000)
Tax on dividends paid		(295,720)		(191,130)

Net cash flow used in financing activities		(1,409,357)		(1,475,130)

Decrease in cash and marketable securities		(370,711)		(760,192)
Cash and cash equivalents, beginning of period		961,404		1,733,512

Cash and cash equivalents, end of period	Ps.	590,693	Ps.	973,320

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Adolfo Castro Rivas Chief Financial and Strategic Planning Officer Grupo Aeroportuario del Sureste, S. A. B. de C. V.

GRUPO AEROPORTUARIO DEL SURESTE, S. A. B. DE C. V. AND SUBSIDIARIES
(SOUTHEAST AIRPORT GROUP)
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Mexican Pesos, as explained in Note 2, except number of share and share amounts)
1. Company history and operations
Grupo Aeroportuario del Sureste, S. A. B. de C. V. (“ASUR”), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican federal government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the “Company”.
Notwithstanding the Company’s rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets located in the airports are property of the Mexican federal goverment. Upon expiration of the Company’s concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican federal government.
2. Basis of preparation
The information included in the interim condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The unaudited interim consolidated financial statements are prepared in accordance with NIF B-9 “Financial Information at Interim Dates” and should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2009. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican Financial Reporting Standards (NIFs).
The accompanying unaudited interim consolidated financial statements have been prepared to comply with the Mexican Financial Reporting Standards.
New Mexican Financial Reporting Standards:
The following Mexican Financial Reporting Standards (NIFs) and Interpretations to the Financial Reporting Standards (INIFs) issued by the Mexican Financial Reporting Standards Board (CINIF), went into effect on January 1, 2010. The company believes that these NIFs and INIFs will not have a significant impact on the Company’s financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts, and whose effects are explained below.
• NIF B-5 “Financial Information by Segments”. This new standard establishes the general standards for disclosure of financial information by segments, allows the user of such information to analyze the entity from the same perspective as management and allows presentation of information by segments consistent with the financial statements. This standard supersedes NIF B-5 Financial Information by Segment, which will be effective until December 31, 2010.
• NIF B-9 “Financial Information at Interim Dates”. This new standard establishes standards for determination and submission of financial information at interim dates for external use and where required, submissions of the statements of changes in stockholders’ equity and of cash flows, which statements are not required by NIF B-9 Financial Information at interim dates, effective until December 31, 2010.
• NIF C-1 “Cash and cash equivalents”. This new standard establishes standards for accounting treatment and disclosure of cash, restricted cash and available for sale investments. It also introduces new terminology to make it consistent with other NIFs previously issued. This standard supersedes Statement C-1, Cash without effect, which was effective up to December 31, 2009.
• INIF 17 “Service concession contracts”. This new standard arises from the need to provide clarification in regards to the accounting treatment to be followed for services concession contracts, through which government grant, predominantly to private sector entities, a concession to provide services that are considered public in nature. NIF 17 incorporates into NIF C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.
The principal effects of INIF 17 on the consolidated balance sheet and consolidated income statement are the following recognition:
a) Revenue and cost recognition.
Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as the Company, is deemed to provide construction or upgrade services. As a result, the Company is required to account for the revenues and expenses relating to those services. Since the Company hires a third party to provide construction and upgrade services, the revenues relating to those services are equal to their expenses.
b) Intangible assets recognition and amortization rates.
Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, the Company is required to include all fixed assets under “airport concessions” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method.
The total effect in the balance sheet and the income statement are shown as follows:

Balance sheet
Assets:
Land, machinery, furniture and equipment, net	Ps.	(707,247)
Airport concessions, net		7,121,201
Improvements to concessioned assets, net		(3,696,369)
Rights to use airport facilities, net		(2,024,615)

Liabilities and stockholders’ equity:
Deferred income tax		(165,081)
Retained earnings		(527,889)

Income statement
Revenues:
Construction services	Ps.	217,667
Cost and expenses:
Cost of construction		(217,667)
Depreciation and amortization		132,005
Deferred taxes		(29,421)
Adoption of IFRS
All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. The Company intends to adopt IFRS as their accounting standard for the fiscal year beginning January 1, 2011. The Company is currently evaluating the impact that the adoption of IFRS may have on the results of the operations, balance sheet, and statement of cash flows.
Authorization of unaudited interim consolidated financial statements
The unaudited interim condensed consolidated financial statements were authorized for publication on August 2, 2010, by the Company’s Audit Committee.

3. Airport concessions and rights to use airport facilities
As of June 30, 2010 and December 31, 2009, the airport concessions and rights to use airport facilities consist of the following:

	June 30,		December 31,
	2010		2009
Airport concessions	Ps.	9,814,814	Ps.	9,814,814
Other rights acquired		493,635		493,635
Others		1,311		1,311
Right to use airport facilities		2,917,671
Improvements to concessioned assets		4,972,856
		(*) 1,008,950
Less: accumulated amortization		(4,562,330)		(2,681,616)

Airport concessions		14,646,907	Ps.	7,628,144

Rights to use airport facilities		2,911,141	Ps.	2,911,141
Other rights acquired		62,510		62,510
Others – write off		(55,980)		(28,714)
Less: accumulated amortization		(893,056)		(887,461)
Reclassification to airport concessions (see note 2)		(2,024,615)

Rights to use airport facilities	Ps.	—	Ps.	2,057,476

Total amortization expense for the period ended June 30, 2010 and 2009, was Ps.169,951 and Ps.130,441,respectively.

(*)	As a result of the INIF 17 adoption, the Company reclassified to airport concessions a total of Ps.1,008,950. At June 30, 2010, the net balance of land, machinery, furniture and equipment of Ps.304,022 corresponds to non-concessioned assets.
4. Improvements to concessioned assets
The improvements to concessioned assets as of June 30, 2010 and December 31, 2009, were comprised of the following:

	June 30		December 31
	2010		2009
Buildings	Ps.	1,682,542	Ps.	1,679,080
Air side		1,728,193		1,577,878
Land side		340,525		339,856
Technical installations		325,706		308,701
Machinery and equipment		263,414		263,271
Security equipment		279,181		278,482
IT equipment		308,058		306,212
Others		45,237		44,862

Total		4,972,856		4,798,342

	June 30		December 31
	2010		2009
Less: accumulated depreciation		(1,276,487)		(1,139,611)

Reclassification to airport concessions (see note 2)		(3,696,369)

Total	Ps.	—	Ps.	3,658,731

Total depreciation expense for the period ended June 30, 2009, was Ps. 146,902.
5. Bank Loans
In May 2009, Aeropuerto de Cancun, S. A. C. V. (subsidiary) executed three term credit facilities, consisting of a Ps. 250 million three-year term credit facility from each of IXE Banco, Banco Santander and BBVA Bancomer. The facilities each have 11 equal amortizations of principal, are denominated in pesos, and charge interest at a rate based on the Tasa de Interés Intercambiaria de Equilibrio, or Interbank Equilibrium Interest Rate (“TIIE”) plus 1.75% to 2.00%. The proceeds of these credit facilities can be used for general corporate purposes, or to fund capital expenditures associated with our master development programs. During the six-month period ended June 30, 2010 the Company made amortization payments of Ps.363,637 in respect of these credit facilities. As of June 30, 2010, the loan balances are as shown in the next page:

	Credit line			Principal		Interest		Classification
Bank	used			amortization		payment		Current		Non current
IXE	Ps.	250,000		Ps.	250,000	Ps.	—	Ps.	—	Ps.
Santander		250,000			68,182		3,260		94,436		90,642
BBVA		100,000	(1)		100,000		2,526		2,526		—

	Ps.	600,000		Ps.	418,182	Ps.	5,786	Ps.	96,962	Ps.	90,642

(1)	Of Ps.250,000 available from this loan, the Company has drawn Ps.100,000.
Some of these loans require the Company and its subsidiaries to maintain a liquidity ratio of at least 1.25 to 1.00, an interest coverage ratio of at least 5.00 to 1.00, a ratio of liabilities from the capital made no greater than 0.75 to 1.00 and a ratio of earnings before interest, taxes, depreciation and amortization of debt of at least 2.00 a 1.00, and limit our ability to incur more than Ps.500 million of pesos of additional debt. In the event of a breach of these loans, these loans restrict the Company’s ability to pay dividends to shareholders. At June 30, 2010, the Company is in compliance with the financial ratios mentioned above.
In order to reduce the risk of adverse movements attributable to the profile of interest rates contracted for these loans, the Company entered into contracts for interest rate swaps.

6. Derivative financial instruments
With the goal of reducing the risk attributable to adverse movements in interest rates on long term bank loans contracted and other interest-bearing liabilities recognized in the balance sheet, the Company has entered into derivative financial instruments that convert its interest payment profile from variable rate to fixed rate. With the Company enters into derivative financial instruments only with well known and highly liquid institutions and there have been limits established for each institution. The Company’s policy is not to enter into derivatives for speculative purposes.
The Company recognizes in the balance sheet all assets and liabilities arising from operations with derivative financial instruments at fair value. The fair value is determined on the basis of recognized market prices and, when they are not listed in a market, the market value is determined based on generally accepted valuation techniques.
The following table presents the Company ´s contracts for interest rate swaps as of June 30, 2010:

							Rate
	Fair		Amount		Date		Receiving
Institution	Value		Notional		Beginning	Expiring	(TIIE)	Paid
Banco Santander, S.A.	Ps.	2,091	Ps.	250,000	31-Ago-09	14-May-12	5.05%	6.37%
BBVA Bancomer, S.A.		2,117		250,000	18-Ago-09	21-May-12	5.06%	6.33%
BBVA Bancomer, S.A.		695		100,000	31-Jul-09	25-May-12	4.92%	6.21%

	Ps.	4,903	Ps.	600,000

7. Stockholders’ equity
At June 30, 2010, the historical value and the actualization effect of stockholders equity are integrated as shown below:

	Value
Item	Historical		Actualized		Total
Capital stock	Ps.	7,767,276	Ps.	5,031,928	Ps.	12,799,204
Legal reserve		264,092		23,025		287,117
Retained earnings		2,159,027		(937,217)		1,221,810

Total	Ps.	10,190,395	Ps.	4,117,736	Ps.	14,308,131

Dividends
At the April 26, 2010 general stockholders’ meeting, the Company’s stockholders decided to pay net dividends after income tax of Ps.750,000 (nominal), or Ps.2.50 (nominal) per share, which gave rise to an income tax on dividends of Ps.295,720 (nominal), since those dividends were not from the Company’s After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps.295,720 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the tax regime currently in effect.
At the April 23, 2009 general stockholders’ meeting, the Company’s stockholders agreed to pay net dividends after income tax of Ps.1,884,000 (nominal), or Ps.6.28 (nominal) per share, which gave rise to an income tax on dividends of Ps.191,130 (nominal), since those dividends were not from the Company’s After-tax Earnings Account. The Company recognized a favorable tax balance in the Balance Sheet of Ps.180,419 since the tax may be offset against the Income Tax (ISR) incurred in the following two years, as established in the tax regime currently in effect.
Earnings per share
The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares at June 30, 2010 and 2009.
Earnings per share for the six-month period ended June 30, 2010 and 2009, are presented as follows:

June 30,		June 30,
2010		2009
Ps.	2.58	Ps.	1.56

8. Income tax, asset tax and flat rate business tax (IETU for its initials in Spanish)
For the six month periods ended June 30, 2010 and 2009, the income tax provision was composed as follows:

	June 30,		June 30,
	2010		2009
Current income tax	Ps.	234,383	Ps.	138,211
Deferred income tax		37,768		71,272

Provision for income tax	Ps.	272,151	Ps.	209,483

The income tax effects of temporary differences that give rise to significant deferred income tax assets and liabilities, are as follows:

	June 30,		December 31,
	2010		2009
Deferred income tax
Deferred asset tax:
Tax loss carryforwards	Ps.	761	Ps.	42,939
Other		100,946		64,304

		101,707		107,243

Deferred tax liabilities:
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,957,645)		(1,870,874)
Other		(56,318)		(2,404)

		(2,013,963)		(1,873,278)

Net deferred tax liabilities before recoverable asset tax		(1,912,256)		(1,766,035)
Recoverable asset tax		393,531		393,531

Net deferred tax liabilities	Ps.	(1,518,725)	Ps.	(1,372,504)

     The reconciliation between the statutory and effective tax rates is shown below:

	For the periods
	ended June 30,
	2010		2009
Income before statutory income tax	Ps.	1,065,021	Ps.	779,655

Less: income from subsidiaries subject to IETU tax		(108,395)		(477)

Income before statutory income tax		956,626		779,178

Statutory income tax rate		30%		28%

Income tax to statutory rate		286,988		218,169

Nondeductible expenses and other permanent differences		30		61
Net difference between the gain or loss on net monetary position and the inflationary component determined for tax purposes		(2,505)		(3,779)
Discontinuation of inflation		(15,616)		(4,968)
Change in tax rate		3,254

Income tax provision	Ps.	272,151	Ps.	209,483

Effective tax rate		26%		27%

The components of IETU tax provision are as follows:

	June 30,	June 30,
	2010	2009
Current IETU	$5,146	$84,590
Deferred IETU	12,593

Provision for IETU	$17,739	$84,590

9. Related party transactions
As of June 30, 2010, and 2009, the accounts receivable (payable) with related parties are as follows:

	June 30,		June 30,
	2010		2009
Accounts receivable:
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)	Ps.	62,247	Ps.	36,952

Accounts payable:
Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (Shareholder)		(31,312)		(21,937)
Promecap, S. C. (Key Management personnel)		(486)		(510)
Lava Tap de Chiapas, S. A. de C. V. (Key management personnel)		(406)		(427)
Compañía Méxicana de Aviación, S. A. de C. V. (Key management personnel)		(60)		—
Teléfonos de México, S. A. de C. V. (Key management personnel)		(301)		(106)

		(32,565)		(22,980)

Net	Ps.	29,682	Ps.	13,972

During the six-month period ended June 30, 2010 and 2009, the following transactions with related parties were carried out:

	June 30,		June 30,
	2010		2009
Revenues from airport services	Ps.	84,952	Ps.	75,006
Technical assistance		(64,779)		(57,193)
Administrative services		(2,893)		(3,422)
Leases		(1,516)		(1,664)
Telephone services and network connections		(2,177)		(1,802)
Cleaning services		(4,972)		(5,430)
Others	Ps.	(1,704)	Ps.	(802)
During the six-month period ended June 30, 2010 and, 2009, the Company provided the following benefits to key Management Personnel, the Board of Directors and the different Committees of the Board of Directors:

	June 30,		June 30,
	2010		2009
Compensation to key personnel	Ps.	11,106	Ps.	15,249
Compensation to Board of Directors and Committees		2,704		4,549
10. Commitments and contingencies
Commitments:
a)	In May 2010, the Company entered into a new 60-month operating lease with a related party for its corporate offices with monthly payments of US$19,653 (US$17,832 in June 2009).

Rental expense was approximately Ps.1,516 and Ps.3,212 for the six-month period ended June 30, 2010 and the year ended December 31, 2009, respectively.
b)	On March 31, 2009, the Company received the approval of the Ministry of Communications and Transportation for its Master Development Plan (“MDP”) for each of the nine airports for the period from 2009 through 2013. Based on the MDPs presented, the Company has agreed to make total improvements from 2009 through 2013. The commitments are the follows:

Period	Amount (1)
2010	Ps.	1,574,561
2011		975,208
2012		724,052
2013		519,395

	Ps.	3,793,216

Expressed in thousands of pesos of December 31, 2009 purchasing power applying Mexican National Construction Price Index factors according to the MDP’s terms.
c)	In accordance with the terms for the purchase of the land in Huatulco in October 2008, the Company is required to build 450 hotel rooms within four years. To this end, the Company intends to enter into agreements with third parties, in order to honor the commitment assumed with FONATUR. On February 26, 2009, the Company delivered its proposal for a Comprehensive Tourism Plan related to this project to FONATUR, and as of that date said proposal is pending approval.
Contingencies:
a)	The operations of the Company are subject to Mexican federal and state laws.
b)	At present, there are two labor-law claims against the Company mainly relating to involuntary terminations. The Company is contesting these claims through the judicial process and no ruling has been issued at the date of this report. The total amount of these claims is approximately Ps. 2,000.
c)	The Huatulco municipal government has initiated legal procedures against the Company to claim payment of the property tax of the land where the airport is located. The Company believes that there is no legal ground for the proceedings, as was the case for another airport of the group. A favorable ruling for the Company was obtained concerning the payment of the tax in question although the municipality has since taken legal action to request the revocation of this ruling.
Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company’s consolidated financial position or the results of its operations.
11. Segment information

Six-month period ended													Consolidation
June 30, 2009	Cancún		Villahermosa		Mérida		Servicios		Other		Adjustments		Total
Total revenues	Ps.	1,319,419	Ps.	58,452	Ps.	82,887	Ps.	216,576	Ps.	514,246	Ps.	(528,514)	Ps.	1,663,066
Operating income (loss)		539,927		(4,616)		(3,743)		3,584		235,565				770,717
Total assets		11,200,726		887,481		1,229,407		30,661		17,109,084		(14,178,132)		16,279,227
Capital expenditures		132,277		1,501		5,472		319		6,698				146,267
Depreciation and amortization		202,385		16,817		24,284		887		71,568				315,941

Six-month period ended													Consolidation
June 30, 2010	Cancún		Villahermosa		Mérida		Servicios		Other		Adjustments		Total
Total revenues	Ps.	1,541,993	Ps.	67,221	Ps.	192,918	Ps.	222,906	Ps.	499,126	Ps.	(437,093)	Ps.	2,087,071
Operating income		818,368		12,560		31,879		3,450		186,008				1,052,265
Total assets		11,676,914		937,158		1,324,184		32,621		17,624,089		(14,332,402)		17,262,564
Capital expenditures		62,359		11,038		82,057		394		61,819				217,667
Amortization		125,953		9,269		13,433		2,268		27,611				178,534